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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated April 28, 2009, relating to Yucheng Builds New Stand-Alone Credit Card Call Center for Minsheng Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: April 28, 2009	By:	/s/ Remington Hu
	Name:	Remington Hu
	Title:	Chief Financial Officer

________________
*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                      Description

1. Press release dated April 28, 2009, relating to Yucheng Builds New Stand-Alone Credit Card Call Center for Minsheng Bank

Yucheng Builds New Stand-Alone Credit Card Call Center for Minsheng Bank

BEIJING, April 21, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China's banking industry, today announced that it will deploy a stand-alone credit card call center for China Minsheng Bank (Minsheng), with brand new systems designed to track and avert fraud.

Minsheng's credit card call center will utilize Yucheng's leading software to decrease wait-time while increasing risk controls.  The systems will allow operators to access complete information across multiple accounts to assist with caller identification and information collection.  The data is input into customer information and data analysis systems, which can identify fraudulent credit card applications and improper account access.  Yucheng's technology will help to lower Minsheng's credit card risk exposure.

The new system will enable cardholders to review multiple accounts seamlessly, and will streamline many business practices.  In phase I alone, Yucheng will expand Minsheng's call center seats to 600, three times current capacity. Due to the scalability, reliability and responsiveness of our software, phase II will further increase Minsheng's call center capabilities in the highly competitive credit card market.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, "As China's number one provider of Channel Solutions, including call center and online banking, we are pleased to offer innovative solutions that add a competitive advantage, while lowering operating risk. We look forward to further developing our relationship with Minsheng and our presence in this market."

Channel Solutions enable banks to better communicate with customers. According to the 2008 IDC report, Yucheng is the number one provider of call center solutions to the banking industry in China. Our customers range from three of the top four banks to joint-stock banks and SMBs.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry.  Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities.  Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence.  Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About Fujian Rural Credit Union

Fujian Rural Credit Union (FRCU) was founded in 1999 through the consolidation of more than 80 rural credit unions operating within the province. It is headquartered in Fuzhou, the capital of Fujian province, and has more than 2,000 outlets across Fujian province. FRCU provides a full range of commercial and retail banking services, including RMB deposits, loans, payment services, investment and financing services, debt products and intermediary businesses.

For Further Information

Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements are statements that are not historical facts.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words.  Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission.  The information set forth herein should be read in light of such risks.  Yucheng assumes no obligation to update the information contained in this press release.